Exhibit 21

Fortitude Gold Corporation
Subsidiary Listing

Name	Incorporation	Ownership
Fortitude Gold Corporation	Colorado
GRC Nevada Inc.	Nevada	100%
Walker Lane Minerals Corp.	Nevada	100%
County Line Minerals Corp.	Nevada	100%
County Line Holdings Inc.	Nevada	100%
Golden Mile Minerals Corp.	Nevada	100%
East Camp Douglas, LLC	Nevada	60%

Each subsidiary conducts business under its own name.